Exhibit 99.5

SHAREHOLDERS’ AGM CONVENED ON APRIL 15, 2015 AT 12:00 PM CET at the Hotel Sofitel Legend The Grand Amsterdam, Oudezijds Voorburgwal 197, Amsterdam (NL)

PROXY FORM

To be sent to:        Computershare S.p.A., Via Nizza 262/73, 10126 Turin (Italy), as Agent for CNH Industrial N.V., at the latest on April 8, 2015 by mail or by Fax (+39 011 0923202) or by e-mail (cnhi@computershare.it), as an attachment in PDF format.

Disclaimer

This Proxy Form shall be completed and signed by the shareholder in order to appoint Computershare S.p.A. to vote as per attached Voting Instructions Form at the Shareholders’ AGM of CNH Industrial N.V.

Alternatively the Shareholder can vote online through the company website (www.cnhindustrial.com/Investors/Shareholders Info/Shareholders Meetings).

Mandatory information *

THE UNDERSIGNED*
Date of birth * Place of birth * Resident in (town/city) *
At (street address) * Italian Tax Code*
Telephone no. * e-mail
entitled to vote at the close of business of March 18, 2015 (record date) as (1):
registered shareholder legal representative or agent with authority to sub-delegate Pledgee Taker-in
Beneficial interest holder official receiver manager other (specify)
for no. * CNH Industrial common shares
(2) registered in the name of
Date of birth * Place of birth * Resident in (town/city) *
At (street address) * Italian tax Code
Registered in the securities account (3) no. At Bank code (ABI) Branch code (CAB)
as resulting from communication no. (4) Made by (Bank)

APPOINTS Computershare S.p.A. to attend at the above mentioned meeting and to vote, with reference to the above shares, in accordance with the instructions provided in the following Voting Instruction Form. If no such directions are indicated,

ACKNOWLEDGES that Computershare S.p.A. will have the authority to vote “For” all following proposals.

DATE Form of identification (5) (type)* Issued by * no. * SIGNATURE

1.	Specify the capacity of the proxy signatory and, where applicable, attach documentary proof of his power.
2.	To be completed only if the registered shareholder is different from the proxy signatory; mandatory indications on relevant personal details must be included.
3.	Provide the securities account number, Bank Codes and Branch Codes of the Depository, or in any case its name, available in the securities account statement.
4.	Reference to the communication made by the intermediary and its name.
5.	Provide details of a valid form of identification of the proxy signatory.

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SHAREHOLDERS’ AGM CONVENED ON APRIL 15, 2015 AT 12:00 PM CET at the Hotel Sofitel Legend The Grand Amsterdam, Oudezijds Voorburgwal 197, Amsterdam (NL)

VOTING INSTRUCTIONS FORM

The Undersigned
INSTRUCTS the Appointed Representative to vote at the above indicated shareholders’ meeting as follows

RESOLUTIONS OF THE AGENDA TO BE VOTED		VOTE (Please tick as appropriate)
2.c.	Adoption of the 2014 Annual Financial Statements	For	Against	Abstain
2.d.	Determination and distribution of dividend	For	Against	Abstain
2.e.	Release from liability of the executive directors and the non-executive directors of the Board	For	Against	Abstain
3.a.	Re-appointment of Sergio Marchionne (executive director)	For	Against	Abstain
3.b.	Re-appointment of Richard J. Tobin (executive director)	For	Against	Abstain
3.c.	Re-appointment of John P. Elkann (non-executive director)	For	Against	Abstain
3.d.	Re-appointment of Mina Gerowin (non-executive director)	For	Against	Abstain
3.e.	Re-appointment of Maria Patrizia Grieco (non-executive director)	For	Against	Abstain
3.f.	Re-appointment of Léo W. Houle (non-executive director)	For	Against	Abstain
3.g.	Re-appointment of Peter Kalantzis (non-executive director)	For	Against	Abstain
3.h.	Re-appointment of John B. Lanaway (non-executive director)	For	Against	Abstain
3.i.	Re-appointment of Guido Tabellini (non-executive director)	For	Against	Abstain
3.j.	Re-appointment of Jacqueline Tammenoms Bakker (non-executive director)	For	Against	Abstain
3.k.	Re-appointment of Jacques Theurillat (non-executive director)	For	Against	Abstain
4.	Replacement of the existing delegation to the Board of the authority to acquire common shares in the capital of the Company and related matters	For	Against	Abstain

SIGNATURE .................................

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CNH Industrial N.V.
Electronic Voting Instructions
Available 24 hours a day, 7 days a week!
Instead of mailing your proxy, you may choose one of the voting methods outlined below to vote your proxy.
VALIDATION DETAILS ARE LOCATED BELOW IN THE TITLE BAR.
Proxies submitted by the Internet or telephone must be received by 5:00 p.m., Eastern Standard Time, on April 8, 2015.

Vote by Internet
•	Go to www.investorvote.com/CNHI
•	Or scan the QR code with your smartphone
•	Follow the steps outlined on the secure website

Vote by telephone
	•	Call toll free 1-800-652-VOTE (8683) within the USA, US territories & Canada on a touch tone telephone
Using a black ink pen, mark your votes with an X as shown in this example. Please do not write outside the designated areas.	•	Follow the instructions provided by the recorded message

▼ IF YOU HAVE NOT VOTED VIA THE INTERNET OR TELEPHONE, FOLD ALONG THE PERFORATION, DETACH AND RETURN THE BOTTOM PORTION IN THE ENCLOSED ENVELOPE. ▼

A	Proposals — The Board of Directors recommend that you vote FOR proposals 2.c. – 4.

	For	Against	Abstain		For	Against	Abstain
2.c. Adoption of the 2014 Annual Financial Statements.	☐	☐	☐	2.e. Release from liability of the executive directors and non-executive directors of the Board.	☐	☐	☐
2.d. Determination and distribution of the dividend.	☐	☐	☐

3. To vote FOR, AGAINST or ABSTAIN on the re-appointment of the following directors:

	For	Against	Abstain		For	Against	Abstain		For	Against	Abstain		For	Against	Abstain
3.a. - Sergio Marchionne	☐	☐	☐	3.b. - Richard J. Tobin	☐	☐	☐	3.c. - John P. Elkann	☐	☐	☐	3.d. - Mina Gerowin	☐	☐	☐
(executive director)				(executive director)				(non-executive director)				(non-executive director)

3.e. - Maria Patrizia Grieco	☐	☐	☐	3.f. - Léo W. Houle	☐	☐	☐	3.g. - Peter Kalantzis	☐	☐	☐	3.h. - John B. Lanaway	☐	☐	☐
(non-executive director)				(non-executive director)				(non-executive director)				(non-executive director)

3.i. - Guido Tabellini	☐	☐	☐	3.j. - Jacqueline Tammenoms Bakker	☐	☐	☐	3.k. - Jacques Theurillat	☐	☐	☐
(non-executive director)				(non-executive director)				(non-executive director)

	For	Against	Abstain
4. Replacement of the delegation to the Board of the authority to acquire common shares in the capital of the Company and related matters.	☐	☐	☐

▼ IF YOU HAVE NOT VOTED VIA THE INTERNET OR TELEPHONE, FOLD ALONG THE PERFORATION, DETACH AND RETURN THE BOTTOM PORTION IN THE ENCLOSED ENVELOPE. ▼

Proxy — CNH INDUSTRIAL N.V.	+

2015 ANNUAL GENERAL MEETING OF SHAREHOLDERS – APRIL 15, 2015

The undersigned, revoking all prior proxies, hereby appoints Michael P. Going with full power of substitution, as proxies to represent and vote as designated hereon, all common shares of CNH Industrial N.V. (the “Company”) that the undersigned would be entitled to vote if personally present at the Annual General Meeting of Shareholders of the Company on Wednesday, April 15, 2015, at The Hotel Sofitel Legend The Grand Amsterdam, Oudezijds Voorburgwal 197, 1012 Ex, Amsterdam, Netherlands commencing at 12:00 P. M. Central European Time and any adjournments thereof.

IN THEIR DISCRETION, THE PROXIES ARE AUTHORIZED TO VOTE UPON SUCH OTHER MATTERS AS MAY PROPERLY COME BEFORE THE MEETING OR ANY ADJOURNMENTS THEREOF.

ATTENDANCE OF THE UNDERSIGNED AT THE ANNUAL GENERAL MEETING OR ANY ADJOURNMENTS THEREOF WILL NOT BE DEEMED TO REVOKE THIS PROXY UNLESS THE UNDERSIGNED REVOKES THIS PROXY IN WRITING, SIGNS AND DELIVERS A PROXY WITH A LATER DATE, OR VOTES IN PERSON AT THE MEETING.

B	Non-Voting Items

Change of Address — Please print your new address below.	Comments — Please print your comments below.	Meeting Attendance	☐
Mark the box to the right if you plan to attend the Annual General Meeting.

C	Authorized Signatures — This section must be completed for your vote to be counted. — Date and Sign Below

Please sign exactly as name(s) appears hereon. Joint owners should each sign. When signing as attorney, executor, administrator, corporate officer, trustee, guardian, or custodian, please give full title.

Date (mm/dd/yyyy) — Please print date below.	Signature 1 — Please keep signature within the box.	Signature 2 — Please keep signature within the box.
/ /

¢	IF VOTING BY MAIL, YOU MUST COMPLETE SECTIONS A - C ON BOTH SIDES OF THIS CARD.	+

CNH Industrial N.V.
Electronic Voting Instructions
Available 24 hours a day, 7 days a week!
Instead of mailing your proxy, you may choose one of the voting methods outlined below to vote your proxy.
VALIDATION DETAILS ARE LOCATED BELOW IN THE TITLE BAR.
Proxies submitted by the Internet or telephone must be received by 5:00 p.m., Eastern Standard Time, on April 8, 2015.

Vote by Internet
•	Go to www.investorvote.com/CNHI
•	Or scan the QR code with your smartphone
•	Follow the steps outlined on the secure website

Vote by telephone
	•	Call toll free 1-800-652-VOTE (8683) within the USA, US territories & Canada on a touch tone telephone
Using a black ink pen, mark your votes with an X as shown in this example. Please do not write outside the designated areas.	•	Follow the instructions provided by the recorded message

▼ IF YOU HAVE NOT VOTED VIA THE INTERNET OR TELEPHONE, FOLD ALONG THE PERFORATION, DETACH AND RETURN THE BOTTOM PORTION IN THE ENCLOSED ENVELOPE. ▼

A	Proposals — The Board of Directors recommend that you vote FOR proposals 2.c. – 4.

	For	Against	Abstain		For	Against	Abstain
2.c. Adoption of the 2014 Annual Financial Statements.	☐	☐	☐	2.e. Release from liability of the executive directors and non-executive directors of the Board.	☐	☐	☐
2.d. Determination and distribution of the dividend.	☐	☐	☐

3. To vote FOR, AGAINST or ABSTAIN on the re-appointment of the following directors:

	For	Against	Abstain		For	Against	Abstain		For	Against	Abstain		For	Against	Abstain
3.a. - Sergio Marchionne	☐	☐	☐	3.b. - Richard J. Tobin	☐	☐	☐	3.c. - John P. Elkann	☐	☐	☐	3.d. - Mina Gerowin	☐	☐	☐
(executive director)				(executive director)				(non-executive director)				(non-executive director)

3.e. - Maria Patrizia Grieco	☐	☐	☐	3.f. - Léo W. Houle	☐	☐	☐	3.g. - Peter Kalantzis	☐	☐	☐	3.h. - John B. Lanaway	☐	☐	☐
(non-executive director)				(non-executive director)				(non-executive director)				(non-executive director)

3.i. - Guido Tabellini	☐	☐	☐	3.j. - Jacqueline Tammenoms Bakker	☐	☐	☐	3.k. - Jacques Theurillat	☐	☐	☐
(non-executive director)				(non-executive director)				(non-executive director)

	For	Against	Abstain
4. Replacement of the delegation to the Board of the authority to acquire common shares in the capital of the Company and related matters.	☐	☐	☐

▼ IF YOU HAVE NOT VOTED VIA THE INTERNET OR TELEPHONE, FOLD ALONG THE PERFORATION, DETACH AND RETURN THE BOTTOM PORTION IN THE ENCLOSED ENVELOPE. ▼

Proxy — CNH INDUSTRIAL N.V.	+

2015 ANNUAL GENERAL MEETING OF SHAREHOLDERS – APRIL 15, 2015

The undersigned, revoking all prior proxies, hereby appoints Michael P. Going with full power of substitution, as proxies to represent and vote as designated hereon, all common and special voting shares of CNH Industrial N.V. (the “Company”) that the undersigned would be entitled to vote if personally present at the Annual General Meeting of Shareholders of the Company on Wednesday, April 15, 2015, at The Hotel Sofitel Legend The Grand Amsterdam, Oudezijds Voorburgwal 197, 1012 Ex, Amsterdam, Netherlands commencing at 12:00 P. M. Central European Time and any adjournments thereof.

IN THEIR DISCRETION, THE PROXIES ARE AUTHORIZED TO VOTE UPON SUCH OTHER MATTERS AS MAY PROPERLY COME BEFORE THE MEETING OR ANY ADJOURNMENTS THEREOF.

ATTENDANCE OF THE UNDERSIGNED AT THE ANNUAL GENERAL MEETING OR ANY ADJOURNMENTS THEREOF WILL NOT BE DEEMED TO REVOKE THIS PROXY UNLESS THE UNDERSIGNED REVOKES THIS PROXY IN WRITING, SIGNS AND DELIVERS A PROXY WITH A LATER DATE, OR VOTES IN PERSON AT THE MEETING.

B	Declaration and Power of Attorney: By checking this box, you irrevocably and unconditionally:	☐
(a)	agree to be bound by the Special Voting Shares Terms and Conditions, as published on the CNH Industrial website; and
(b)

authorize and instruct Computershare represent you and act on your behalf in connection with any issuance, allocation, acquisition, transfer and/or repurchase of any Special Voting Share in accordance with and pursuant to the Special Voting Shares Terms and Conditions.

C	Non-Voting Items

Change of Address — Please print your new address below.	Comments — Please print your comments below.	Meeting Attendance	☐
Mark the box to the right if you plan to attend the Annual General Meeting.

D	Authorized Signatures — This section must be completed for your vote to be counted. — Date and Sign Below

Please sign exactly as name(s) appears hereon. Joint owners should each sign. When signing as attorney, executor, administrator, corporate officer, trustee, guardian, or custodian, please give full title.

Date (mm/dd/yyyy) — Please print date below.	Signature 1 — Please keep signature within the box.	Signature 2 — Please keep signature within the box.
/ /

¢	IF VOTING BY MAIL, YOU MUST COMPLETE SECTIONS A - D ON BOTH SIDES OF THIS CARD.	+